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VIA EDGAR

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Robert Littlepage

Re:	Beasley Broadcast Group, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 8-K filed May 9, 2022

File No. 000-29253

Dear Mr. Littlepage:

On behalf of our client, Beasley Broadcast Group, Inc. (the “Company”), this letter confirms my telephone conversation with you on June 30, 2022 regarding the Company’s request for an extension of time to respond to the comment letter dated June 16, 2022 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond no later than July 18, 2022.

Please contact me at (202) 637-2332 if you have any questions regarding this matter.

Sincerely,

/s/ Brian D. Miller
Brian D. Miller of LATHAM & WATKINS LLP

cc:	Caroline Beasley, Beasley Broadcast Group, Inc.